MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                Twelve Months     Year
                  Ended        Ended
              September 30, 2005 December 31, 2004
        (In thousands of dollars)
Earnings Available for Fixed Charges:

Net Income (a)	$235,661	$184,805

Income Taxes	131,841	93,974
	367,502	278,779

Rents (b)	11,005	10,194

Interest (c)	56,266	59,101

Total Earnings Available for Fixed Charges	$434,773	$348,074

Preferred Dividend Requirements	$685	$685

Ratio of Income Before Income Taxes to Net Income	152%	145%

Preferred Dividend Factor on Pretax Basis	1,041	993

Fixed Charges (d)	74,558	72,877

Combined Fixed Charges and Preferred Stock Dividends	$75,599	$73,870

Ratio of Earnings to Fixed Charges	5.8x	4.8x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	5.8x	4.7x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).